

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

VIA FACSIMILE AND U.S. MAIL

August 11, 2009

Howard C. Wadsworth
Chief Financial Officer
Furmanite Corporation
2435 North Central Expressway
Richardson, Texas 75080

>   **RE: Furmanite Corporation**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Forms 10-Q for the Periods Ended March 31, 2009 and June 30, 2009**
>   **Definitive Proxy Statement on Schedule 14A filed April 7, 2009**
>   **File No. 1-5083**

Dear Mr. Wadsworth:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief